UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders held on September 29, 2026

On September 29, 2026, Zhibao Technology Inc. (the “Company”) conducted its Extraordinary General Meeting (the “EGM”) at its headquarters in Shanghai, China and virtually.

The number of Class A ordinary shares of the Company entitled to vote at the EGM was 449,264,625 Class A ordinary shares outstanding as of September 1, 2026, the record date (“Record Date”) for the EGM (such shares, the “Voting Shares”). No other shares of the Company’s capital shares were entitled to vote at the EGM.

The number of Voting Shares present or represented by valid proxy at the EGM was 418,109,184 shares, constituting a quorum. At the EGM, the Company’s shareholders adopted all four proposals presented at the EGM for voting, which included:

(i)	Proposal No. 1 - to approve, by ordinary resolution, the authorised share capital of the Company be increased from US$50,000 divided into 500,000,000 ordinary shares with a par value of US$0.0001 each consisting of (i) 450,000,000 Class A ordinary shares with a par value of US$0.0001 each; and (ii) 50,000,000 Class B ordinary shares with a par value of US$0.0001 each, to US$200,000 divided into 2,000,000,000 ordinary shares with a par value of US$0.0001 each consisting of 1,950,000,000 Class A ordinary shares with a par value of US$0.0001 each; and (ii) 50,000,000 Class B ordinary share with a par value of US$0.0001 each, by the creation of 1,500,000,000 Class A ordinary shares with a par value of US$0.0001 each (the “Share Capital Increase”);

(ii)	Proposal No. 2 – subject to Proposal No. 1 above being passed at the EGM and upon effectiveness of the Share Capital Increase, to adopt, by special resolution, an amended and restated memorandum and articles of association to reflect, inter alia, the Share Capital Increase, the provision of veto rights over decisions of the Board of Directors to Botao Ma, and amendments to permit a director to vote, and be counted in the quorum, on any matter in which he or she is interested subject to disclosure of that interest (the “A&R M&A”);

(iii)

Proposal No. 3 – to approve, by ordinary resolution, subject to Proposal No. 1 being passed at the EGM and the closing bid price on any trading day of the Company’s Class A ordinary shares with a par value of US$0.0001 each listed on Nasdaq Capital Market being below US$0.12 per share (the “Trigger Event”), a consolidation of the Company’s authorised, issued and outstanding Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Shares”), by consolidating each 50 Shares into one Share, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of such class as set out in the A&R M&A (the “Share Consolidation”), such Share Consolidation taking effect on the 15th trading day after the Trigger Event or such later date as accepted by NASDAQ; and

(iv)

Proposal No. 4 – subject to Proposal No. 3 above being passed at the and upon effectiveness of the Share

Consolidation, to adopt, by special resolution, an amended and restated memorandum and articles of association to reflect the Share Consolidation (the “Further M&A”).

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The following is a tabulation of the voting on the proposals presented at the EGM:

Proposal No. 1 – Share Capital Increase

The proposal to adopt the Share Capital Increase as an ordinary resolution was approved. The voting results were as follows:

Shares Voted For	Shares Voted Against	Shares Abstaining	Broker Non-Vote
411,214,914	6,839,950	420	0

Proposal No. 2 – Adoption of the A&R M&A

The proposal to adopt the A&R M&A as a special resolution was approved. The voting results were as follows:

Shares Voted For	Shares Voted Against	Shares Abstaining	Broker Non-Vote
411,208,704	6,900,290	190	0

Proposal No. 3 – Share Consolidation

The proposal to adopt the Share Consolidation as an ordinary resolution was approved. The voting results were as follows:

Shares Voted For	Shares Voted Against	Shares Abstaining	Broker Non-Vote
414,875,825	3,232,960	399	0

Proposal No. 4 – Adoption of the Further M&A

The proposal to adopt the Further M&A as a special resolution was approved. The voting results were as follows:

Shares Voted For	Shares Voted Against	Shares Abstaining	Broker Non-Vote
411,214,134	6,894,370	680	0

Adoption of an Amended and Restated Memorandum and Articles of Association

As a result of the Company’s shareholder having approved and adopted the A&R M&A to reflect the Share Capital Increase, the A&R M&A became effective on September 29, 2026. The foregoing description and summary contained in the A&R M&A do not purport to be complete and is qualified in its entirety by reference to the full text of the A&R M&A, which is attached hereto as Exhibit 3.1.

Departure of Directors or Certain Officers

On September 26, 2026, Ms. Jinyang Gu tendered her resignation as Chief Financial Officer of the Company, effective the date thereof. Ms. Gu’s resignation is due to personal reasons and not due to any disagreement with the Company on any matter related to its operations, policies or practices. Ms. Jinmei Guo Hellstroem, the Chief Executive Officer of the Company will assume the responsibilities, of the Chief Financial Officer temporarily until such time the Company’s Board of Director designates a successor.

On September 15, 2026, Mr. Xiaowei Le tendered his resignation as Chief Operating Officer of the Company, effective the date thereof. Mr. Le’s resignation is due to personal reasons and not due to any disagreement with the Company on any matter related to its operations, policies or practices.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Memorandum and Articles of Association of the Registrant, effective September 29, 2026

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZHIBAO TECHNOLOGY INC.

Dated: October 2, 2026	By:	/s/ Jinmei Guo Hellstreom
	Name:	Jinmei Guo Hellstreom
	Title:	Chief Executive Officer

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